EXHIBIT 99.1



CONTACT   Gary A. Harmon
Chief Financial Officer
(706) 625-7990
gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS SECOND QUARTER RESULTS

CHATTANOOGA, Tenn. (July 30, 2003) -- The Dixie Group, Inc. (Nasdaq/NM:DXYN) today reported net income of $1.4 million, or $0.12 per diluted share, for the second quarter ended June 28, 2003, compared with net income of $3.0 million, or $0.25 per diluted share, for the prior-year period. Sales for the second quarter of 2003 were $132.1 million compared with $140.0 million in the year-earlier period.

For the first six months of 2003, the Company reported net income of $1.1 million, or $0.09 per diluted share, compared with net income of $3.5 million, or $0.30 per diluted share, for the first half of 2002. Year-to-date sales in 2003 were $244.1 million compared with $263.3 million in the first six months of 2002.

"Results for the second quarter and first half of 2003 were negatively affected by raw material cost increases, expenses associated with the start-up of our North Georgia residential retail initiative, and lower overall sales volume," commented Daniel K. Frierson, chairman and chief executive officer. "To help offset higher raw material costs, we implemented price increases during the second quarter. The timing of the cost and price increases caused a delay in recouping the higher raw material cost. In response to continued softness in the factory-built housing and home center markets, we have reduced fixed costs and are continuing our efforts to expand in other markets. In July 2003, we reduced the salaried workforce in our North Georgia operations by 16%. This action should lower fixed costs by approximately $4.0 million annually. The charge associated with the workforce reduction is expected to be approximately $1.4 million and will be recorded in the third quarter 2003.

"We have made remarkable progress with our initiative to expand our participation in residential retail markets at price points below those of Fabrica and Masland through introduction of the Dixie Home collection of products. Reception of this new collection and the placement these products have achieved among retailers have exceeded our expectations. We are beginning to see sales generated by this initiative and continue to be optimistic that this strategy will make a sound contribution to North Georgia's sales and margins in the last half of this year.

"We expect our sales and operating results to improve during the last half of the year. Despite weakness in the carpet industry, our high-end residential and commercial businesses at Fabrica and Masland have continued to grow. We believe the price increases implemented in the second quarter, actions we have taken to reduce costs, and the placement of the new Dixie Home collection all have positioned us favorably to grow our business and improve our results."

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.companyboardroom.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on July 30, 2003. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen only telephonic conference will be available by dialing 913-981-5509 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing 719-457-0820 and entering 430747 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading carpet and rug manufacturer and supplier to higher-end residential and commercial customers serviced by Fabrica International, Masland Carpets and products under the Dixie Home name, to consumers through major retailers under the Bretlin, Globaltex and Metro Mills brands, and to the factory-built housing and recreational vehicle markets through Carriage Carpets. Dixie's Candlewick Yarns serves specialty carpet yarn customers.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced in each of the Company's business segments. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.

UNAUDITED FINANCIAL HIGHLIGHTS
(in thousands, except earnings per share)

| | Three Months Ended | | Six Months Ended | |
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Net sales	$ 132,135	$ 139,977	$ 244,098	$ 263,301
Net income (loss)	$ 1,397	$ 3,036	$ 1,061	$ 3,532
Earnings (loss) per share				
Basic	$ 0.12	$ 0.26	$ 0.09	$ 0.30
Diluted	$ 0.12	$ 0.25	$ 0.09	$ 0.30
Weighted average shares outstanding				
Basic	11,755	11,718	11,752	11,702
Diluted	11,755	11,941	11,753	11,868

THE DIXIE GROUP, INC.

Consolidated Condensed Statements of Income

(Unaudited; in thousands, except earnings per share)

	Three Months Ended		Six Months Ended	
	June 28, 2003	June 29, 2002	**June 28, 2003**	June 29, 2002
NET SALES	$ **132,135**	$ 139,977	$ **244,098**	$ 263,301
Cost of sales	**102,210**	105,513	**188,322**	200,956
GROSS PROFIT	**29,925**	34,464	**55,776**	62,345
Selling and administrative expenses	**23,551**	24,801	**46,246**	47,985
Other (income) expense - net	**(688)**	417	**(813)**	(55)
Income before interest and taxes	**7,062**	9,246	**10,343**	14,415
Interest expense	**4,811**	4,302	**8,633**	8,686
Income before income taxes	**2,251**	4,944	**1,710**	5,729
Provision for income taxes	**854**	1,908	**649**	2,197
NET INCOME	$ **1,397**	$ 3,036	$ **1,061**	$ 3,532
			$	
Basic earnings per share	$ **0.12**	$ 0.26	**0.09**	0.30
Diluted earnings per share	$ **0.12**	$ 0.25	$ **0.09**	0.30
Weighted average shares outstanding:				
Basic	**11,755**	11,718	**11,752**	11,702
Diluted	**11,755**	11,941	**11,753**	11,868

THE DIXIE GROUP, INC.

Consolidated Condensed Balance Sheets

(in thousands)

	June 28, 2003		December 28, 2002
ASSETS	*(Unaudited)*		
Current Assets			
Cash and cash equivalents	**2,281**	$	2,440
Accounts receivable	**49,340**		40,158
Inventories	**109,494**		95,113
Assets held for sale	**14**		14
Other	**11,403**		8,592
Total Current Assets	**172,532**		146,317
Net Property, Plant and Equipment	**135,520**		143,574
Goodwill	**100,758**		100,492
Investment in Affiliate	**12,348**		13,458
Other Assets	**17,360**		12,805
TOTAL ASSETS	**$ 438,518**	$	416,646
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued expenses	**$ 75,799**	$	65,451
Current portion of long-term debt	**112,796**		13,294
Total Current Liabilities	**88,595**		78,745
Long-Term Debt			
Senior indebtedness	**102,756**		75,408
Senior notes	**37,250**		---
Subordinated notes	**28,571**		30,952
Convertible subordinated debentures	**27,237**		29,737
Accrued Purchase Consideration	**---**		50,000
Other Liabilities	**16,952**		16,529
Deferred Income Taxes	**24,575**		23,923
Stockholders' Equity	**112,582**		111,352
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 438,518**	$	416,646